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Exhibit 12

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES

Statement of Computation of Ratio of Earnings to Fixed Charges(1),(3)

	For the following years ended October 31
	2002	2001		2000		1999		1998
	In millions, except ratios
Earnings from continuing operations before extraordinary item, cumulative effect of change in accounting principle and taxes	$(1,052)	$702		$4,625		$4,194		$3,694
Minority interest in the income of subsidiaries with fixed charges	7	10		4		14		4
Undistributed loss or (earnings) of equity method investees	46	(30)		(52)		6		7
Fixed charges from continuing operations:
Interest expense and amortization of debt discount and premium on all indebtedness	255	285		257		202		235
Interest included in rent	184	155		141		130		120

Total fixed charges from continuing operations	439	440		398		332		355

Earnings before extraordinary item, cumulative effect of change in accounting principle, income taxes, minority interest, undistributed earnings or loss of equity investees and fixed charges	$(560)	$1,122		$4,975		$4,546		$4,060

Ratio of earnings to fixed charges(2)	—	2.6	x	12.5	x	13.7	x	11.4	x

(1)
The ratio of earnings to fixed charges was computed by dividing earnings (earnings from continuing operations before extraordinary item, cumulative effect of change in accounting principle and taxes, adjusted for fixed charges from continuing operations, minority interest in the income of subsidiaries with fixed charges and undistributed earnings or loss of equity method investees) by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount or premium on all indebtedness, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.

(2)
In fiscal 2002, due to the loss from continuing operations before extraordinary item, cumulative effect of change in accounting principle and taxes, earnings are inadequate to cover the fixed charges and result in a deficiency of $999 million.

(3)
In fiscal 2002, due to the combined loss from continuing operations before extraordinary item, cumulative effect of changes in accounting principles and taxes of HP and Compaq (as if the acquisition had occurred as of the beginning of fiscal 2002), a supplemental pro forma ratio on a combined basis has not been presented as it is not considered meaningful.

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  Exhibit 12
HEWLETT-PACKARD COMPANY AND SUBSIDIARIES Statement of Computation of Ratio of Earnings to Fixed Charges(1),(3)